Exhibit 3.1

ARTICLES OF AMENDMENT

OF

NEW CENTURY BANCORP, INC.

New Century Bancorp, Inc., a corporation organized and existing under the laws of the State of North Carolina (the “Corporation”), for the purpose of amending its articles of incorporation in accordance with the provisions of section 55-10-06 of the General Statutes of North Carolina, hereby submits these articles of amendment:

1.	The name of the corporation is New Century Bancorp, Inc.

2.	Article II of the articles of incorporation of the Corporation shall be amended and restated in its entirety as follows:

ARTICLE II

The Corporation shall have authority to issue a total of 30,000,000 shares of capital stock. The capital stock shall consist of 25,000,000 shares of Common Stock, $1.00 par value per share, each with one vote per share and 5,000,000 shares of Preferred Stock, no par value. The preferences, limitations, and relative rights of the shares of Preferred Stock shall be designated by the Board of Directors and may be issued in one or more series.

3.	The amendment to the articles of incorporation contained herein was duly adopted by the board of directors of the Corporation on June 9, 2011, and was approved by the shareholders of the Corporation on August 23, 2011, in the manner required by Chapter 55 of the North Carolina General Statutes.

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IN WITNESS WHEREOF, New Century Bancorp, Inc. has caused these articles of amendment to be signed by William L. Hedgepeth, II, its President, this the 25th day of August, 2011.

NEW CENTURY BANCORP, INC.

/s/ William L. Hedgepeth, II
William L. Hedgepeth, II
President and Chief Executive Officer